600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com
October 5, 2006
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549
Attn: Tangela Richter

Re:	Legacy Reserves LP Registration Statements on Form S-1 File Nos. 333-134064 and 333-134056
Dear Ms. Richter:
     Set forth below are the responses of Legacy Reserves LP, a Delaware limited partnership (“Legacy”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated September 27, 2006, with respect to Legacy’s Registration Statements on Form S-1 (File Nos. 333-134064 and 333-134056) (the “Registration Statements”). Where applicable, our responses indicate the additions, deletions or revisions we included in Amendments No. 2 to the Registration Statements (“Amendment No. 2”). For your convenience, our responses are prefaced by the exact text of the Staff’s corresponding comment in bold text. The references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 2 (File No. 333-134064) that we are filing today via EDGAR.
Form S-1/A-1 filed on September 5, 2006
File No. 333-134064
1.	As there is no market for your units, please include the price at which your units will be sold.
Response:
Please note that as stated in the second paragraph on the cover page of the prospectus all the units to which the Registration Statements relate may be offered and sold from time to time by selling unitholders and as such, we cannot currently determine the price or prices at which our units may be sold under the Registration Statements. We have added information to the second paragraph with respect to the most recent trade reported on the Portal® Market, stating, however, that such price is not indicative of prices at which the selling unitholders may sell their units from time to time in the future. Please see the second paragraph of the cover page of the prospectus.

Austin	Beijing	Dallas	Houston	London	Los Angeles	New York	The Woodlands	Washington, DC

2.	Please remove from the cover page any information not specifically required by Item 501 of Regulation S-K and the guidelines under Release 33-6900. As currently presented, the cover page contains too much information to be easily readable by an investor.

Response:	We have revised the cover page to only include the information specifically required by Item 501 of Regulation S-K and the guidelines under Release 33-6900, including Industry Guide 5 as is referenced therein. Please see the cover page of the prospectus.
Risk Factors, page 22
3.	We note your risk factor relating to an effective system of internal controls. Risk factors should present a unique risk to the company or industry rather than just a generalized statement of risk which could apply to any public company. Please disclose whether there is any reason why it would be more difficult for you to maintain effective internal controls as opposed to any other registrant.

Response:	We have revised the risk factor relating to an effective system of internal controls to disclose a unique risk to Legacy with respect to the implementation and maintenance of a system of internal controls and preparation of audited financial statements as a combined entity. Please see page 29 of Amendment No. 2.
Legacy Reserves LP (Formerly Moriah Group) Financial Statements
Consolidated Statements of Cash Flows, page F-18
4.	Please reconcile the amounts shown for Deemed dividend to Moriah Group owners for accounts not acquired in Legacy formation transaction with the amount presented on the Consolidated statement of unitholders’ equity as Deemed dividend to Moriah Group owners, totaling ($3,878,215).

Response:	Please find below a reconciliation of the deemed dividend to Moriah Group:

Deemed dividend to Moriah Group owners for non-cash accounts not acquired in Legacy formation transaction:
Accounts receivable, oil and natural gas	$4,248,157
Accounts receivable, joint interest owners	249,627
Accounts receivable, other	539,968
Other assets	891,300
Accounts payable	(213,941)
Accrued oil and natural gas liabilities	(1,520,709)
Due to affiliates	(1,254,215)
Other liabilities	(2,166,276)
Total of non-cash accounts	773,911
Cash not acquired in Legacy formation transaction (per Consolidated Statement of Cash Flows)	3,104,304

Deemed dividend to Moriah Group owners for all accounts not acquired in Legacy formation transaction:	$3,878,215

(j) Intangible assets, page F-23
5.	We note that you capitalized “certain operating rights acquired in an acquisition of oil and gas properties.” Please aggregate and present as a separate line item in the consolidated balance sheets all intangible assets, as required by paragraph 42 of SFAS 142 and tell us how you have complied with the disclosure provisions of paragraphs 44 and 45 of SFAS 142 for your intangible assets. Please expand your policy disclosure to also address when you test for impairment.

Response:	We have revised our presentation of “Other assets, net” to present the “Operating rights” as a separate line item on the face of the Consolidated Balance Sheets. In addition, we have modified our disclosure in Footnote 1(k) to present all disclosures required by SFAS 142, paragraphs 44 and 45. Please see pages F-15 and F-24 of Amendment No. 2.
(17) Oil and Natural Gas Capitalized Costs, page F-40
6.	We note from your response to prior comment number 58 that you modified your disclosure as requested. However, it does not appear that you have revised this footnote as requested. In this regard, we believe there is no provision for the separate presentation of capitalized asset retirement obligations in paragraph 18 and Illustration 1 of SFAS 69. Please revise your presentation accordingly.

Response:	We have revised our presentation of oil and natural gas capitalized costs as requested to eliminate capitalized asset retirement obligations. Please see pages F-41, F-66, F-82 and F-96 of Amendment No. 2.

Selected Interests of Paul T. Horne Financial Statements
Statement of Operations, page F-71
7.	Based on your response to prior comment number 62, it remains unclear whether or not you have considered the guidance under SAB Topic 1.B.1. with respect to presentation of the financial statements for this individual. Please tell us how you have applied this guidance and specifically tell us what line item includes the costs associated with accounting and legal services and other selling, general and administrative expenses, if applicable.

Response:	Paul T. Horne owns joint interests in oil and natural gas properties, but does not operate any of the properties. The various operators of the oil and natural gas joint interests owned by Mr. Horne incur legal or other direct general and administrative expenses on behalf of the joint interest owners. When the operators incur these expenses, they bill the joint owners of the properties for their share of the expenses incurred. As a matter of practice, Mr. Horne codes and reports these amounts as oil and natural gas production expenses. Thus, the billed amounts have been included in Mr. Horne’s Statements of Operations in the line item titled “Expenses: Oil and natural gas production.”

In addition to the aforementioned direct billed expenses, Mr. Horne has incurred costs related to tax preparation and accounting services for each of the three years presented. These costs were approximately $700 per year for each of those years. This additional cost incurred is immaterial and has not been included in Mr. Horne’s Statements of Operations as presented.
South Justis Properties Financial Statements
General
8.	We understand that you are in the process of obtaining the necessary information to include certain expenses that have been omitted in the statements of revenues and direct operating expenses in order to comply with the staff’s letter dated August 29, 2006. We may have further comment upon review of your revised financial statements filed in an amendment to the Form S-1.

Response:	We have revised the statements of revenues and direct operating expenses for the South Justis Properties to include an allocation of the general and administrative expenses we have obtained from the Seller of these properties. Please see pages F-106 and F-107 of Amendment No. 2.
Statements of Revenues and Direct Operating Expenses — Oil and Natural Gas Properties
Acquired from Henry Holding LP, page F-105
9.	We note your disclosure that “The statements above exclude the following operating fees received by Henry Holding LP for the periods indicated.” Please tell us whether or not you will recognize operating fees in excess of your general and administrative costs as operator. If applicable, please explain how you will account for fees in excess of your costs.

Response:	As we disclose in Footnote 1(i) on page F-23, we net the monthly operating fees we receive from outside owners against general and administrative expenses in our Consolidated Statements of Operations. We do not believe that our total operating fees from operating all properties for which we serve as operator, including those from operating the South Justis Unit acquired from Henry Holding, will exceed our total gross general and administrative expenses.
Engineering Comments
Summary
Acquisition Activities, page 2
10.	We note your disclosure that the Farmer Field acquired from Larron Oil Corporation represents your largest field by reserve volume and all of the wells acquired are classified as proved developed producing. Please provide us with your calculations of significance to explain why financial statements under Rule 3-05 of Regulation S-X are not required.

Response:	We added the following sentence at the end of the Larron paragraph on pages 3 and 72 to clarify the fact that “Prior to the Larron acquisition, we operated 105 wells in the Farmer Field.” We have provided Mr. Jim Murphy a copy of our letter to Leslie Overton of the Division of Corporate Finance dated August 24, 2006 which provides the analysis showing the Larron acquisition to be insignificant.
Notes to Unaudited Pro Forma Consolidated Financial Statements
Oil and Natural Gas Reserve Disclosures, page F-10
11.	Please explain to us why the changes in reserves for 2005 and the final reserve estimate as of December 31, 2005 for only Legacy do not agree with the reserves changes for 2005 and the final reserve estimates as of December 31, 2005 for Legacy on page F-41.

Response:	The reserves on page F-41 include the PITCO assets acquired in September 2005 and are reflected in the December 31, 2005 reserve balances. Column 1 of the pro forma presentation on page F-10 is for the Moriah Group, excluding the PITCO assets, which are included in column 2. We have added additional disclosure in the explanation of the tables and the headings on pages F-11, F-12 and F-13 to better define what is included in each column. We have revised pages F-41, F-43 and F-44 to note that the tables include the PITCO acquisition in the December 31, 2005 balances.
12.	Please explain why the estimate found on page F-41 does not appear to agree with the LeRoche reserve reports as of December 31, 2004 and December 2005.

Response:	The reserve tables on page F-42 reflect only the Moriah Group as of December 31, 2004 and Moriah Group and PITCO as of December 31, 2005, as we acquired

PITCO in September 2005. The LaRoche reports dated December 31, 2004 and 2005 that we provided Mr. Murphy reflect the formation transactions on March 15, 2006 that combined the Moriah Group, Brothers Group, H2K Properties, Foundations and MBN/PITCO assets into Legacy Reserves. The LaRoche reports provided do not include the recent acquisitions from Kinder Morgan, Henry and Larron.
Response Letter
13.	We have reviewed your response number 70 and your new disclosure. Please revise your disclosure to clarify your reserve additions as required by paragraph 11 of SFAS 69. If you determine that the portion of the changes due to improved recovery is not significant please report them as revisions only. If you determine that they are significant, we reissue our previous comment. Please revise your document as necessary.

Response:	We have determined that reserve additions due to improved recovery are insignificant overall. We have deleted references to improved recovery on pages F-11, F-12, F-13, F-42, F-44, F-67, F-68, F-83, F-84, F-97, F-98, F-103, F-104, F-108, F-109, F-113 and F-114.
14.	We have reviewed your response number 75 and believe that your justification of reserve additions based on new information such as higher oil and gas prices, improved completion practices and up-to-date information from infill wells better follows the description of revisions of previous estimates. See paragraph 11(a) of SFAS 69. We reissue our previous comment.

Response:	Per our telephone discussion with Mr. Jim Murphy, we have refined the disclosure of reserve additions and revisions and amended the F-pages referenced in response number 13 along with pages 2, 3, 74, and 76 to further segregate additions and revisions into the following categories:
•	Extensions and discoveries,

•	Revisions of previous estimates due to infill drilling, recompletions and stimulations, and
•	Revisions of previous estimates due to price and performance.
Extensions and discoveries disclosed in the consolidated financial statements now include activity during 2003-2005 (538 MBoe) related to recompletions into previously unproven formations and step-out drilling. Historical activity related to infill drilling projects have now been segregated into a newly-created category of revisions. However, because a significant number of recompletions into proved formations behind pipe are also reflected in our December 31, 2005 reserve report, we have included this activity in the newly-created revisions category and have re-titled the category as “Revisions of previous estimates due to infill drilling, recompletions and stimulations”. Stimulation projects in the currently-producing formation of the South Justis Unit are also included in this category.
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     Please do not hesitate to call the undersigned at (713) 220-4351 with any comments or questions regarding this letter or the above-referenced Registration Statement.

Very truly yours,
/s/ George J. Vlahakos

cc:	Steven H. Pruett — Legacy Reserves LP Julien R. Smythe — Akin Gump Strauss Hauer & Feld LLP Gislar Donnenberg — Andrews Kurth LLP